UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number 001-35715

JX Luxventure Limited

(Translation of registrant’s name into English)

Bin Hai Da Dao No. 270

Lang Qin Wan Guo Ji Du Jia Cun Zong He Lou

Xiu Ying District

Haikou City, Hainan Province 570100

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On September 9, 2022, we announced our unaudited financial results for 6 months ended on June 30, 2022, which are set forth below:

	As at June 30,	As at December 31,
	2022	2021
Non-current assets
Property, plant and equipment, net	3,436,039	3,798,612
Investment property, net	6,737,712	7,364,527
Prepayments and premiums under operating leases	2,165,551	2,324,695
Land use rights	355,703	380,091
	12,695,005	13,867,925
Current assets
Inventories	1,237,936	1,163,896
Trade receivables	3,744,419	7,736,851
Other receivables and prepayments	2,498,883	2,328,122
Prepayments and premiums under operating leases	84,654	82,714
Cash and cash equivalents	11,079,276	12,914,914
	18,645,168	24,226,497
Total assets	31,340,173	38,094,422

Current liabilities
Short term bank loans	1,118,903	1,180,656
Trade and other payables	4,913,036	5,355,123
Due to related parties	2,337,178	467,568
Contract liabilities	319,504	218,734
	8,688,621	7,222,081

Total liabilities	8,688,621	7,222,081

Equity
Share capital	1,284	590
Series A equity interest with preferential rights	1,240,000	1,240,000
Series C equity interest with preferential rights	1,500,000	1,500,000
Series D equity interest with preferential rights	3,120,000	3,120,000
Share premium	37,449,500	24,719,794
Revaluation reserve	184,272	184,272
Statutory surplus reserve	6,084,836	6,084,836
Retained profits / accumulated deficit	(23,448,108)	(3,959,086)
Foreign currency translation reserve	(3,480,232)	(2,018,065)
	22,651,552	30,872,341
Total liabilities and equity	31,340,173	38,094,422

	For the six months ended
	June 30, 2022	June 30, 2021

Revenue	52,315,319	12,709,722
Cost of sales	(51,563,772)	(11,956,851)
Gross profit	751,547	752,871

Other income	196,251	24,159
Other losses	(3,427,510)	(2,983,494)
Distribution and selling expenses	(1,490,497)	(1,213,768)
Administrative expenses	(15,485,244)	(2,622,510)
Loss from operations	(19,455,453)	(6,042,742)

Finance costs	(33,569)	(33,275)

Loss before tax	(19,489,022)	(6,076,017)

Income tax income	-	1,125,176

Loss for the period	(19,489,022)	(4,950,841)

Other comprehensive loss
- currency translation differences	(1,462,167)	563,976
Total comprehensive loss for the period	(20,951,189)	(4,386,865)

Loss per share of common stock attributable to the Company
- Basic	(2.55)	(1.21)
- Diluted	(2.55)	(1.21)
Weighted average shares outstanding:
- Basic	7,653,153	4,100,257
- Diluted	7,653,153	4,100,257

	For the six months ended
	June 30, 2022	June 30, 2021
OPERATING ACTIVITIES
Loss for the period	(19,489,022)	(4,950,840)
Adjustments for:
Share-based payment	12,730,400	708,053
Finance cost	33,569	33,275
Interest income	(13,085)	(22,592)
Depreciation of property, plant and equipment & investment property	426,061	586,235
Amortization of intangible assets, prepayments and premiums under operating leases	40,411	50,512
Provision/ (reversal) of inventory obsolescence	37,471	1,779
Bad debt provision of trade receivables	3,383,792	2,981,680
Gain on disposal of property, plant and equipment	308	-
Operating cash flows before movements in working capital	(2,850,095)	(611,897)

Increase in trade and other receivables	19,774	(486,463)
Increase in inventories	(176,995)	(326,883)
Increase in other current assets	(3,394)	(260,330)
Increase in deferred tax assets	-	(1,130,469)
Decrease in trade and other payables	(58,990)	(490,178)
Decrease in income tax payable	(60,506)	(44,515)
CASH USED IN OPERATING ACTIVITIES	(3,130,206)	(3,350,735)
NET CASH USED IN OPERATING ACTIVITIES	(3,130,206)	(3,350,735)

INVESTING ACTIVITIES
Interest received	13,085	22,591
Proceeds on disposal of property, plant and equipment	-	-
Purchase of property, plant and equipment	(1,047)	(14,141)
NET CASH FROM INVESTING ACTIVITIES	12,038	8,450

FINANCING ACTIVITIES
Proceeds from issuance of preferred shares	-	1,500,000
Interest paid	(33,569)	(33,275)
New bank loans raised	-	1,159,525
Repayment of borrowings	-	(1,159,525)
Advance from related party	1,938,058	2,826
NET CASH FROM FINANCING ACTIVITIES	1,904,489	1,469,551

NET DECREASE IN CASH AND CASH EQUIVALENTS	(1,213,679)	(1,872,734)
Effects of foreign currency translation	(621,959)	(644,202)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	12,914,914	16,621,290
CASH AND CASH EQUIVALENTS AT END OF PERIOD	11,079,276	14,104,354

On September 9, 2022, we released the press release furnished herewith as Exhibit 99.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 9, 2022	JX Luxventure Limited

	By:	/s/ Sun Lei
Sun Lei
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release